UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No.)*

                            Barrier Therapeutics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    06850R108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                           CR Intrinsic Investors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000

                                 with a copy to:

                              Marc Weingarten, Esq.
                              David Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 23, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------                               -----------------------
CUSIP NO.   06850R108                                    PAGE 2 OF 14 PAGES
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Advisors, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

 -------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0
                         -------------------------------------------------------
 NUMBER OF                 8    SHARED VOTING POWER
  SHARES
BENEFICIALLY                    850,200
  OWNED BY               -------------------------------------------------------
    EACH                   9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                850,200
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            850,200
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.4%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                               -----------------------
CUSIP NO.   06850R108                                    PAGE 3 OF 14 PAGES
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Management, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0
                         -------------------------------------------------------
 NUMBER OF                 8    SHARED VOTING POWER
  SHARES
BENEFICIALLY                    850,200
  OWNED BY               -------------------------------------------------------
    EACH                   9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                850,200
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            850,200
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.4%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                               -----------------------
CUSIP NO.   06850R108                                    PAGE 4 OF 14 PAGES
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CR Intrinsic Investors, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0
                         -------------------------------------------------------
 NUMBER OF                 8    SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,970,000
  OWNED BY               -------------------------------------------------------
    EACH                   9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                1,970,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,970,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.6%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                               -----------------------
CUSIP NO.   06850R108                                    PAGE 5 OF 14 PAGES
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CR Intrinsic Investments, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0
                         -------------------------------------------------------
 NUMBER OF                8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,970,000
  OWNED BY               -------------------------------------------------------
    EACH                  9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                1,970,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,970,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.6%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                               -----------------------
CUSIP NO.   06850R108                                    PAGE 6 OF 14 PAGES
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Steven A. Cohen
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0
                         -------------------------------------------------------
 NUMBER OF                8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,820,200
  OWNED BY               -------------------------------------------------------
    EACH                  9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                2,820,200
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,820,200
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                               -----------------------
CUSIP NO.   06850R108                                    PAGE 7 OF 14 PAGES
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND THE ISSUER

         This Schedule 13D (the "Schedule 13D") relates to shares of common stock, par value $0.0001 per share, of Barrier Therapeutics, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 600 College Road East, Suite 3200, Princeton, NJ, 08540. This
Schedule 13D supercedes the Schedule 13G previously filed by the Reporting Persons (as defined below) with respect to the Common Stock on May 16, 2008.

ITEM 2.           IDENTITY AND BACKGROUND

(a) This statement is filed by:

          (i) S.A.C. Capital Advisors, LLC ("SAC Capital Advisors") with respect to shares of Common Stock directly beneficially owned by S.A.C. Capital Associates, LLC ("SAC Associates") and S.A.C. MultiQuant Fund, LLC ("SAC MultiQuant");

          (ii) S.A.C. Capital Management, LLC ("SAC Capital Management") with respect to shares of Common Stock directly beneficially owned by SAC Associates and SAC MultiQuant;

          (iii) CR Intrinsic Investors, LLC ("CR Intrinsic Investors") with respect to shares of Common Stock directly beneficially owned by CR Intrinsic Investments, LLC ("CR Intrinsic Investments");

          (iv) CR Intrinsic Investments, with respect to shares of Common Stock directly beneficially owned by it; and

          (v) Steven A. Cohen with respect to shares of Common Stock beneficially owned by SAC Capital Advisors, SAC Capital Management, SAC Associates, CR Instrinsic Investors, and CR Intrinsic Investments.

         SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, CR Intrinsic Investments and Mr. Cohen (collectively, the "Reporting Persons") expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control.

     (b) The address of the principal business office of (i) SAC Capital Advisors, CR Intrinsic Investors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) SAC Capital Management is 540 Madison Avenue, New York, New York 10022, and (iii) CR Intrinsic Investments is Box 174, Mitchell House, the Valley, Anguilla, British West Indies.

     (c) The principal business of each of SAC Capital Advisors and SAC Capital Management is to serve as investment manager to a variety of private investment funds, including SAC Associates and SAC MultiQuant, and to control the investing and trading in securities by these private investment funds. The principal business of CR Intrinsic Investors is to serve as investment manager to CR Intrinsic Investments, and to control the investing and trading in securities by this private investment fund.

                                  SCHEDULE 13D
-------------------------                               -----------------------
CUSIP NO.   06850R108                                    PAGE 8 OF 14 PAGES
-------------------------                               ------------------------

The principal business of CR Intrinsic Investments is to invest in securities. The principal business of Mr. Cohen is to serve as a principal of SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, and of certain other affiliated entities.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) SAC Capital Advisors, SAC Capital Management and CR Intrinsic Investors are Delaware limited liability companies. CR Intrinsic Investments is an Anguillan limited liability company. Mr. Cohen is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons expended an aggregate of approximately $6,869,671 of working capital to purchase the 2,820,200 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by SAC Associates, SAC MultiQuant and CR Intrinsic Investments in commingled margin accounts maintained at Morgan Stanley & Co. and Goldman Sachs & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

ITEM 4.           PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the Common Stock subject to this Schedule 13D for investment purposes, in the ordinary course of business, and not with the purpose or intent of changing or influencing the control of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer. On June 23, 2008, Stiefel Laboratories, Inc. filed a tender offer statement with the Securities and Exchange Commission stating that the Issuer and Stiefel Laboratories, Inc. had entered into a definitive merger agreement.

                                  SCHEDULE 13D
-------------------------                               -----------------------
CUSIP NO.   06850R108                                    PAGE 9 OF 14 PAGES
-------------------------                               ------------------------

     Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the status of the announced aquisition, the Issuer's financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of
Schedule 13D. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on July 1, 2008, the Reporting Persons beneficially own an aggregate of 2,820,200 shares of Common Stock, inclusive of 200 long calls, representing approximately 8.0% of the shares of Common Stock outstanding. The percentages used herein are based upon the 35,169,441 shares of Common Stock reported to be outstanding as of May 7, 2008 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

     SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and Mr. Cohen own directly no shares of Common Stock. Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management hold all investment and voting power with respect to securities held by SAC Associates and SAC MultiQuant. Pursuant to an investment management agreement, CR Intrinsic Investors holds investment and voting power with respect to securities held by CR Intrinsic Investments. Mr. Cohen controls each of SAC Capital Advisors, SAC Capital Management and CR Intrinsic Investors. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of (i) SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to own beneficially 850,200 shares of Common Stock (constituting approximately 2.4% of the shares of Common Stock outstanding) and (ii) CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 1,970,000 shares of Common Stock (constituting approximately 5.6% of the shares of Common Stock outstanding).

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

          (i) SAC Capital Advisors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 850,200 shares of Common Stock, constituting approximately 2.4% of such class of securities;

-------------------------                               -----------------------
CUSIP NO.   06850R108                                    PAGE 10 OF 14 PAGES
-------------------------                               ------------------------

          (ii) SAC Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 850,200 shares of Common Stock, constituting approximately 2.4% of such class of securities;

          (iii) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,970,000 shares of Common Stock, constituting approximately 5.6% of such class of securities;

          (iv) CR Intrinsic Investments has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,970,000 shares of Common Stock, constituting approximately 5.6% of such class of securities; and

          (v) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,820,200 shares of Common Stock, constituting approximately 8.0% of such class of securities.

     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the last 60 days is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market purchases through various brokerage entities on the NASDAQ exchange.

     (d) No person other than SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, CR Intrinsic Investments and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Associates, SAC MultiQuant and CR Intrinsic Investments.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing.

-------------------------                               -----------------------
CUSIP NO.   06850R108                                    PAGE 11 OF 14 PAGES
-------------------------                               ------------------------

These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1.  Schedule A - Trading History

2.  Schedule B - Joint Filing Agreement

-------------------------                               -----------------------
CUSIP NO.   06850R108                                    PAGE 12 OF 14 PAGES
-------------------------                               ------------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2008
                                  S.A.C. CAPITAL ADVISORS, LLC


                                  By: /s/ Peter Nussbaum
                                     ------------------------------------------
                                     Name: Peter Nussbaum
                                     Title: Authorized Person


                                  S.A.C. CAPITAL MANAGEMENT, LLC


                                  By: /s/ Peter Nussbaum
                                     ------------------------------------------
                                     Name: Peter Nussbaum
                                     Title: Authorized Person


                                  CR INTRINSIC INVESTORS, LLC


                                  By: /s/ Peter Nussbaum
                                     ------------------------------------------
                                     Name: Peter Nussbaum
                                     Title: Authorized Person


                                  CR INTRINSIC INVESTMENTS, LLC

                                  By: /s/ Peter Nussbaum
                                     ------------------------------------------
                                     Name: Peter Nussbaum
                                     Title: Authorized Person


                                 STEVEN A. COHEN


                                  By: /s/ Peter Nussbaum
                                     ------------------------------------------
                                     Name: Peter Nussbaum
                                     Title: Authorized Person

-------------------------                               -----------------------
CUSIP NO.   06850R108                                    PAGE 13 OF 14 PAGES
-------------------------                               ------------------------


                                   SCHEDULE B

                             JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated:  July 2, 2008

S.A.C. CAPITAL ADVISORS, LLC


By:     /s/ Peter Nussbaum
        -------------------------------
Name:   Peter Nussbaum
Title:  Authorized Person


S.A.C. CAPITAL MANAGEMENT, LLC


By:     /s/ Peter Nussbaum
        -------------------------------
Name:   Peter Nussbaum
Title:  Authorized Person


CR INTRINSIC INVESTORS, LLC


By:     /s/ Peter Nussbaum
        -------------------------------
Name:   Peter Nussbaum
Title:  Authorized Person


CR INTRINSIC INVESTMENTS, LLC


By:     /s/ Peter Nussbaum
        -------------------------------
Name:   Peter Nussbaum
Title:  Authorized Person


STEVEN A. COHEN


By:     /s/ Peter Nussbaum
        -------------------------------
Name:   Peter Nussbaum
Title:  Authorized Person

-------------------------                               -----------------------
CUSIP NO.   06850R108                                    PAGE 14 OF 14 PAGES
-------------------------                               ------------------------

                                   SCHEDULE A

                 TRANSACTIONS IN THE ISSUER IN THE LAST 60 DAYS

Date                  Company Name                                 Amount      Price per Share ($)
  5/1/2008            CR Intrinsic Investments, LLC                 100                 2.18
  5/1/2008            CR Intrinsic Investments, LLC               1,100                 2.19
  5/1/2008            CR Intrinsic Investments, LLC                 400                2.195
  5/1/2008            CR Intrinsic Investments, LLC               9,163                  2.2
  5/1/2008            CR Intrinsic Investments, LLC                 600                2.205
  5/1/2008            CR Intrinsic Investments, LLC               3,800                 2.21
  5/1/2008            CR Intrinsic Investments, LLC                 700                2.215
  5/1/2008            CR Intrinsic Investments, LLC               2,000                 2.22
  5/1/2008            CR Intrinsic Investments, LLC               4,758                 2.23
  5/1/2008            CR Intrinsic Investments, LLC               2,084                 2.24
  5/1/2008            CR Intrinsic Investments, LLC                 295                2.255
  5/6/2008            CR Intrinsic Investments, LLC             100,000                 2.03
  5/6/2008            S.A.C. Capital Associates, LLC             50,000                 2.03
  5/6/2008            CR Intrinsic Investments, LLC              10,000                 2.11
  5/6/2008            CR Intrinsic Investments, LLC               2,500                 2.28
  5/7/2008            CR Intrinsic Investments, LLC                 132                  1.9
  5/7/2008            CR Intrinsic Investments, LLC                 100                1.905
  5/7/2008            CR Intrinsic Investments, LLC                 237                 1.91
  5/7/2008            CR Intrinsic Investments, LLC               1,000                1.915
  5/7/2008            CR Intrinsic Investments, LLC               1,063                 1.92
  5/7/2008            CR Intrinsic Investments, LLC                 500                 1.93
  5/7/2008            CR Intrinsic Investments, LLC                 363                1.935
  5/7/2008            CR Intrinsic Investments, LLC                 600                 1.94
  5/7/2008            CR Intrinsic Investments, LLC                 100                1.945
  5/7/2008            CR Intrinsic Investments, LLC              10,305                 1.95
  5/7/2008            CR Intrinsic Investments, LLC                 200                1.955
  5/7/2008            CR Intrinsic Investments, LLC                 700                 1.96
  5/7/2008            CR Intrinsic Investments, LLC                 100                1.965
  5/7/2008            CR Intrinsic Investments, LLC                 600                 1.97
  5/7/2008            CR Intrinsic Investments, LLC                 174               1.9725
  5/7/2008            CR Intrinsic Investments, LLC                 100                1.975
  5/7/2008            CR Intrinsic Investments, LLC               1,800                 1.98
  5/7/2008            CR Intrinsic Investments, LLC                 100                2.005
  5/7/2008            CR Intrinsic Investments, LLC                 100                 2.01
  5/7/2008            S.A.C. Capital Associates, LLC              2,900                 2.01
  5/7/2008            CR Intrinsic Investments, LLC               3,000                2.015
  5/7/2008            S.A.C. Capital Associates, LLC                100                2.015
  5/7/2008            CR Intrinsic Investments, LLC              28,400                 2.02
  5/7/2008            S.A.C. Capital Associates, LLC             32,644                 2.02
  5/7/2008            CR Intrinsic Investments, LLC                 300                2.022
  5/7/2008            S.A.C. Capital Associates, LLC             14,400                2.025
  5/7/2008            S.A.C. Capital Associates, LLC                100               2.0275
  5/7/2008            CR Intrinsic Investments, LLC              50,026                 2.03
  5/7/2008            S.A.C. Capital Associates, LLC             58,000                 2.03
  5/8/2008            S.A.C. Capital Associates, LLC              1,650               1.9599
  5/8/2008            S.A.C. Capital Associates, LLC                400                 1.96
  5/8/2008            S.A.C. Capital Associates, LLC                100                 1.98
  5/8/2008            S.A.C. Capital Associates, LLC                100                1.985
  5/8/2008            S.A.C. Capital Associates, LLC              2,000                 1.99




  5/8/2008            S.A.C. Capital Associates, LLC                100                1.995
  5/8/2008            CR Intrinsic Investments, LLC             105,900                    2
  5/8/2008            S.A.C. Capital Associates, LLC            245,650                    2
  5/8/2008            S.A.C. Capital Associates, LLC                500                 2.03
  5/8/2008            S.A.C. Capital Associates, LLC                247                 2.04
  5/8/2008            S.A.C. Capital Associates, LLC                300                2.045
  5/8/2008            S.A.C. Capital Associates, LLC                200                 2.05
  5/8/2008            S.A.C. Capital Associates, LLC                100                 2.07
  5/8/2008            S.A.C. Capital Associates, LLC                100                 2.09
  5/8/2008            S.A.C. Capital Associates, LLC                200                2.095
  5/8/2008            S.A.C. Capital Associates, LLC                300                2.155
  5/8/2008            S.A.C. Capital Associates, LLC                766                 2.16
  5/8/2008            S.A.C. Capital Associates, LLC                900                2.165
  5/8/2008            S.A.C. Capital Associates, LLC             16,987                 2.17
  5/8/2008            S.A.C. Capital Associates, LLC             40,556                2.175
  5/8/2008            S.A.C. Capital Associates, LLC              6,400                2.177
  5/8/2008            S.A.C. Capital Associates, LLC              2,400               2.1775
  5/8/2008            S.A.C. Capital Associates, LLC              7,400               2.1799
  5/8/2008            S.A.C. Capital Associates, LLC             14,500                 2.18
  5/9/2008            CR Intrinsic Investments, LLC                 100                1.895
  5/9/2008            CR Intrinsic Investments, LLC               2,100                 1.94
  5/9/2008            S.A.C. Capital Associates, LLC                100                 1.94
  5/9/2008            CR Intrinsic Investments, LLC               1,400                 1.95
  5/9/2008            S.A.C. Capital Associates, LLC              9,400               1.9525
  5/9/2008            CR Intrinsic Investments, LLC              21,001                1.955
  5/9/2008            S.A.C. Capital Associates, LLC             91,025                1.955
  5/9/2008            CR Intrinsic Investments, LLC               2,909                 1.96
  5/9/2008            S.A.C. Capital Associates, LLC              6,800                 1.96
  5/9/2008            CR Intrinsic Investments, LLC                 100                1.962
  5/9/2008            S.A.C. Capital Associates, LLC              9,300                1.962
  5/9/2008            CR Intrinsic Investments, LLC              11,100               1.9625
  5/9/2008            S.A.C. Capital Associates, LLC             24,700               1.9625
  5/9/2008            S.A.C. Capital Associates, LLC                400                1.965
  5/9/2008            CR Intrinsic Investments, LLC                 900               1.9699
  5/9/2008            CR Intrinsic Investments, LLC               2,700                 1.97
  5/9/2008            S.A.C. Capital Associates, LLC             21,475                 1.97
  5/9/2008            CR Intrinsic Investments, LLC               5,000               1.9799
  5/9/2008            CR Intrinsic Investments, LLC               1,300                 1.98
  5/9/2008            S.A.C. Capital Associates, LLC                210                 1.98
  5/9/2008            CR Intrinsic Investments, LLC               1,500               1.9899
  5/9/2008            CR Intrinsic Investments, LLC               3,324                 1.99
  5/9/2008            S.A.C. Capital Associates, LLC                400                 1.99
  5/9/2008            CR Intrinsic Investments, LLC                 300                1.995
  5/9/2008            S.A.C. Capital Associates, LLC                200                1.995
  5/9/2008            CR Intrinsic Investments, LLC              23,162                    2
  5/9/2008            S.A.C. Capital Associates, LLC             40,082                    2
  5/9/2008            CR Intrinsic Investments, LLC                 605                 2.01
  5/9/2008            CR Intrinsic Investments, LLC               3,800                 2.04
  5/9/2008            S.A.C. Capital Associates, LLC                900                 2.04
  5/9/2008            CR Intrinsic Investments, LLC              18,700                2.045
  5/9/2008            S.A.C. Capital Associates, LLC              9,200                2.045
  5/9/2008            CR Intrinsic Investments, LLC              16,100                 2.05




  5/9/2008            S.A.C. Capital Associates, LLC              4,100                 2.05
  5/9/2008            CR Intrinsic Investments, LLC                 300                2.085
  5/9/2008            CR Intrinsic Investments, LLC                 718               2.0899
  5/9/2008            S.A.C. Capital Associates, LLC                800               2.0899
  5/9/2008            CR Intrinsic Investments, LLC                 300                 2.09
  5/9/2008            S.A.C. Capital Associates, LLC                300                 2.09
  5/9/2008            S.A.C. Capital Associates, LLC                200                  2.1
  5/9/2008            CR Intrinsic Investments, LLC                 300                 2.11
  5/9/2008            CR Intrinsic Investments, LLC                 100                 2.12
  5/9/2008            S.A.C. Capital Associates, LLC                200                 2.13
  5/9/2008            CR Intrinsic Investments, LLC                 200                 2.14
  5/9/2008            CR Intrinsic Investments, LLC               5,400                 2.15
  5/9/2008            CR Intrinsic Investments, LLC                 500               2.1599
  5/9/2008            CR Intrinsic Investments, LLC                 300                 2.19
  5/9/2008            CR Intrinsic Investments, LLC                 100                2.195
  5/9/2008            CR Intrinsic Investments, LLC                 100                  2.2
  5/9/2008            CR Intrinsic Investments, LLC                 648                 2.21
  5/9/2008            CR Intrinsic Investments, LLC                 600                2.215
  5/9/2008            CR Intrinsic Investments, LLC                 200                 2.22
  5/9/2008            S.A.C. Capital Associates, LLC                100                 2.22
  5/9/2008            CR Intrinsic Investments, LLC               4,000                2.225
  5/9/2008            CR Intrinsic Investments, LLC                 500               2.2299
  5/9/2008            CR Intrinsic Investments, LLC                 700                 2.23
  5/9/2008            S.A.C. Capital Associates, LLC              1,000                 2.23
  5/9/2008            CR Intrinsic Investments, LLC                 300                2.235
  5/9/2008            CR Intrinsic Investments, LLC             155,000               2.2355
  5/9/2008            CR Intrinsic Investments, LLC                 300                 2.24
  5/9/2008            CR Intrinsic Investments, LLC                 100                2.245
  5/9/2008            CR Intrinsic Investments, LLC                 700                 2.25
  5/9/2008            S.A.C. Capital Associates, LLC                600                 2.26
  5/9/2008            CR Intrinsic Investments, LLC                 500                2.265
  5/9/2008            CR Intrinsic Investments, LLC                 100                 2.27
  5/9/2008            S.A.C. Capital Associates, LLC                200                 2.27
  5/9/2008            CR Intrinsic Investments, LLC               5,600                 2.28
  5/9/2008            CR Intrinsic Investments, LLC                 300                2.285
  5/9/2008            CR Intrinsic Investments, LLC               3,200                 2.29
  5/9/2008            CR Intrinsic Investments, LLC                 100               2.2925
  5/9/2008            CR Intrinsic Investments, LLC               7,600                2.295
  5/9/2008            CR Intrinsic Investments, LLC               3,700               2.2999
  5/9/2008            CR Intrinsic Investments, LLC              45,223                  2.3
  5/9/2008            S.A.C. Capital Associates, LLC              2,708                  2.3
  5/9/2008            CR Intrinsic Investments, LLC               3,800                 2.31
  5/9/2008            S.A.C. Capital Associates, LLC              6,900                 2.31
  5/9/2008            S.A.C. Capital Associates, LLC              4,800                 2.32
  5/9/2008            CR Intrinsic Investments, LLC               1,500                 2.33
  5/9/2008            S.A.C. Capital Associates, LLC              1,900                 2.33
  5/9/2008            S.A.C. Capital Associates, LLC                100                 2.34
  5/9/2008            S.A.C. Capital Associates, LLC              2,295                 2.35
  5/9/2008            S.A.C. Capital Associates, LLC                200                 2.36
  5/9/2008            S.A.C. Capital Associates, LLC              2,008                 2.37
  5/9/2008            S.A.C. Capital Associates, LLC              1,800                 2.38
  5/9/2008            S.A.C. Capital Associates, LLC              2,200                 2.39



  5/9/2008            S.A.C. Capital Associates, LLC              3,397                  2.4
  5/12/2008           S.A.C. MultiQuant Fund, LLC                  (200)                2.33
  5/13/2008           CR Intrinsic Investments, LLC                 100                 2.13
  5/13/2008           CR Intrinsic Investments, LLC                 800                 2.14
  5/13/2008           CR Intrinsic Investments, LLC                 100                 2.15
  5/13/2008           CR Intrinsic Investments, LLC               3,105                 2.16
  5/13/2008           CR Intrinsic Investments, LLC                 100                 2.18
  5/13/2008           S.A.C. MultiQuant Fund, LLC                   100                 2.23
  5/13/2008           CR Intrinsic Investments, LLC                 400                 2.25
  5/13/2008           S.A.C. MultiQuant Fund, LLC                   100                 2.26
  5/13/2008           CR Intrinsic Investments, LLC               2,100                 2.29
  5/13/2008           CR Intrinsic Investments, LLC               3,295                 2.33
  5/15/2008           CR Intrinsic Investments, LLC               1,100                  2.1
  5/15/2008           CR Intrinsic Investments, LLC               1,681                 2.12
  5/15/2008           CR Intrinsic Investments, LLC              10,200                 2.13
  5/15/2008           CR Intrinsic Investments, LLC                 100                 2.15
  5/15/2008           CR Intrinsic Investments, LLC               6,200                 2.21
  5/15/2008           CR Intrinsic Investments, LLC               8,601                 2.22
  5/15/2008           CR Intrinsic Investments, LLC                 400                 2.23
  5/15/2008           CR Intrinsic Investments, LLC                 700                 2.27
  5/16/2008           CR Intrinsic Investments, LLC              10,000                 2.27
  5/30/2008           CR Intrinsic Investments, LLC                 600                 2.36
  5/30/2008           CR Intrinsic Investments, LLC                 700                 2.38
  5/30/2008           CR Intrinsic Investments, LLC                 100                 2.39
  5/30/2008           CR Intrinsic Investments, LLC               3,100                 2.44
  5/30/2008           CR Intrinsic Investments, LLC               2,000                 2.48
  5/30/2008           CR Intrinsic Investments, LLC              10,000                 2.49
  5/30/2008           CR Intrinsic Investments, LLC              16,700                  2.5
  5/30/2008           CR Intrinsic Investments, LLC              16,800                 2.51
  6/13/2008           CR Intrinsic Investments, LLC               1,500                 2.18
  6/13/2008           CR Intrinsic Investments, LLC                 400                 2.19
  6/13/2008           CR Intrinsic Investments, LLC              43,700                  2.2
  6/23/2008           CR Intrinsic Investments, LLC             273,213                 4.04
  6/23/2008           S.A.C. Capital Associates, LLC            150,000                 4.04
  6/23/2008           CR Intrinsic Investments, LLC             126,805                 4.05
  6/23/2008           S.A.C. Capital Associates, LLC            (50,000)                4.05
  6/26/2008           S.A.C. MultiQuant Fund, LLC                  (200)                4.02
  7/1/2008            S.A.C. MultiQuant Fund, LLC                   200                4.025
  7/1/2008            S.A.C. MultiQuant Fund, LLC                   200                4.025
